NO ACT

DC

PE 12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08040671

February 20, 2008

Received SEC
FEB 2 0 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2008

Shelley J. Dropkin
General Counsel,
Corporate Governance
Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

Dear Ms. Dropkin:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Citi by the Free Enterprise Action Fund. We also have received a letter on the proponent's behalf dated December 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 2 8 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

RECEIVED
2007 DEC 26 PM 4:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

citi

December 20, 2007

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Action Fund Management LLC ("Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of the stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on or about April 22, 2008. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(7) promulgated under the Act.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from its proxy statement "if the proposal deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit the proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2008. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel,
Corporate Governance
Enclosures

cc: Action Fund Management LLC

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citi" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by Action Fund Management LLC (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2008 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on or about April 22, 2008.

The Proposal requests that the "Company prepare by October 2008, at reasonable expense and omitting proprietary information, an 'Equator Principles Report.' The report should describe and discuss how Citigroup's implementation of the Equator Principles has led to improved environmental and social outcomes in its project finance transactions."

The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Proposal relates to credit decisions by the Company and does not raise any significant social policy issues.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14A-8(i)(7) BECAUSE IT IMPLICATES THE COMPANY'S ORDINARY BUSINESS OPERATIONS BY REQUESTING AN ADDITIONAL REPORT TO STOCKHOLDERS ON MANAGEMENT DECISIONS RELATED TO CREDIT AND RISK ARISING FROM THE COMPANY'S APPLICATION OF THE EQUATOR PRINCIPLES TO PROJECT FINANCE TRANSACTIONS

The information requested in the Proposal focuses on the same data pertaining to credit decisions as the Proponent requested most recently in a proposal seeking an annual "Equator Principles Right-to-Know Report," which the Staff of the Division of Corporate Finance of the Securities and Exchange Commission ("Staff") deemed inappropriate for shareholder consideration earlier this year, pursuant to Rule 14a-8(i)(7) as relating the Company's credit decisions. Citigroup Inc. (February 12, 2007). The Company sees no relevant distinction between the two proposals and submits that the Proposal should be similarly omitted.

The Securities and Exchange Commission ("Commission") promulgates rules governing disclosure by companies in order to allow stockholders and potential investors to evaluate a company based on accurate and sufficient information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal, insofar as it requests the Company to prepare a report to stockholders explaining how implementation of the Equator Principles has led to improved environmental and social outcomes in its project finance transactions implicates decisions related to extensions of credit, risk management, and cost/benefit assessments for project finance transactions, and therefore, relates to disclosures pertaining to the Company's ordinary business operations.

The Equator Principles are embedded in the framework for making core credit decisions and are designed to assess, mitigate, document and monitor the very real environmental and social risks impacting local communities, as well as potential economic and reputational risks to the Company's business, which may arise from project finance transactions undertaken in the Company's day-to-day operations. The extent to which the Equator Principles apply to any given project finance transaction is determined in accordance with the established framework for such reviews. A description of this framework is publicly available on the Company's website in the Citigroup Corporate Citizenship Report.

There is no regulatory requirement to produce either a Citizenship Report or an Equator Principles Report. Decisions to prepare or not prepare such reports must take into account the allocation of funds and resources that would need to be devoted to such efforts, as well as the propriety of making such disclosures. The appropriate expenditure and allocation of company funds and resources, as well as the propriety of public disclosure are matters that fall squarely within management's core decision-making functions. The Company, in compliance with regulatory requirements, and voluntarily with respect to the Corporate Citizenship Report, provides reports covering risk management in a manner and to the degree deemed appropriate by management. Further disclosure of the type requested by the proposal would not, in the Company's opinion, be appropriate and would violate the privacy rights of clients.

The Proposal requests additional disclosure regarding the Company's credit assessment methodologies used in project finance transactions, which relates to a core management function that has been consistently deemed ordinary business under Rule 14a-8(i)(7). In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission explained the policy underlying the ordinary business exclusion by stating, in part: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Because credit decisions, risk management, and cost/benefit assessments are embedded in the constructs of the day-to-day transactions of a multi-national financial services company, such as Citigroup, these are core management functions and any decisions related to disclosure in this area fall squarely within the Company's ordinary business operations.

The Staff of the Division of Corporate Finance of the SEC ("Staff") has consistently deemed similar proposals inappropriate for shareholder consideration under Rule 14a-8(i)(7), because they requested supplemental reports to stockholders on ordinary business matters, such as credit decisions by a financial institution. See <u>Citigroup Inc</u>. (February 12, 2007). In <u>Merrill Lynch & Co., Inc</u>. (January 11, 2007), a proposal requesting that the board prepare a report by October 2007 on the costs, benefits and impacts of the Sarbanes-Oxley Act on the company was deemed inappropriate and could be excluded under Rule 14a-8(i)(7).

In <u>Newmont Mining Corporation</u> (February 4, 2004), the Staff declined to recommend enforcement action against a company that omitted a proposal requesting that the board publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities. See also <u>The Chubb Corporation</u> (January 25, 2004) (proposal requesting that the board prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses omitted pursuant to Rule 14a-8(i)(7)).

Accordingly, the Company submits that the Proposal implicates its ordinary business operations and may be omitted pursuant to Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

Exhibit A

Post-it® Fax Note 7671 | Date 11/13/07 | # of pages ▸ 2
To Michael Helfer | From Steven Milloy
Co./Dept. Corp Secretary | Co.
Phone # | Phone # 301-258-2852
Fax # 212 793 5300 | Fax #

action fund management, LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

RECEIVED
NOV 13 2007
MICHAEL S. HELFER

CC: Shelley Dropkin

November 13, 2007

Michael S. Helfer
Corporate Secretary
Citigroup
399 Park Avenue
New York, NY 10043

MICHAEL S. HELFER
General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10022
212-559-5152
11/13/07

Dear Mr. Helfer:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Citigroup (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 4257 shares of the Company's common stock, 2607 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Citigroup Common Stock

Attachment: Shareholder Proposal: Equator Principles Report

Equator Principles Report

Resolved: The shareholders request that the Company prepare by October 2008, at reasonable expense and omitting proprietary information, an Equator Principles Report. The report should describe and discuss how Citigroup's implementation of the Equator Principles has led to improved environmental and social outcomes in its project finance transactions.

Supporting Statement:

Citigroup uses the Equator Principles — guidelines developed to manage environmental and social issues — in making project finance decisions.

In its Citizenship Report 2006, Citigroup disclosed that 86 transactions were subjected to review under the Equator Principles. Only 20 projects worth $34.2 billion were ultimately funded. More than 75 percent of proposed projects have not yet been funded.

Citigroup acknowledged in the report that one of its biggest challenges is demonstrating that compliance with the Equator Principles leads to improved environmental and social outcomes.

Citigroup only attempted to provide two examples of how its application of the Equator Principles may have improved environmental and social outcomes. Citigroup's report omitted description of the environmental and social outcomes in 18 (90%) of the funded project finance transactions.

Such partial disclosure is not disclosure.

Moreover, it's not at all clear from the two examples described by Citigroup that any significant environmental and social improvements actually occurred in the funded projects. If these two vague examples are the best that Citigroup can provide, then it's quite possible that the Equator Principles may have little or no beneficial impact on environmental and social outcomes.

Shareholders applaud Citigroup's desire to improve environmental and social conditions as part of its project finance transactions. However, shareholders want to see that Citigroup's highly touted implementation of the Equator Principles actually produces real and significant improvements.

Shelley J. Dropkin
General Counsel
Corporate Governance

VIA UPS

November 14, 2007

Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854
Attention: Stephen Milloy

Dear Mr. Milloy:

Citigroup Inc. acknowledges receipt of the stockholder proposal submitted by Action Fund Management, LLC for consideration by Citigroup's stockholders at the Annual Meeting in April 2008.

Please note that you are required to provide Citigroup with a written statement from the record holder of Action Fund Management's securities that Action Fund Management has held Citigroup stock continuously for at least one year as of the date you submitted the proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

November 21, 2007

Mr. Steven J. Milloy
The Free Enterprise Action Fund
C/o Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

Dear Mr. Milloy:

Citigroup notes that the proposal you recently submitted for consideration by the Citigroup stockholders at the Annual Meeting in April 2008 is the same as the proposal you submitted for consideration at the 2007 Annual Meeting. We also note that the SEC granted Citigroup's petition to exclude the proposal last year, a copy of which is annexed hereto. We request that you consider withdrawing the proposal to save the Company the time and expense of re-filing its petition with the SEC. Accordingly, please execute the attached withdrawal form and mail it back in the enclosed envelope.

Thank you for your consideration.

Sincerely,

Shelley J. Dropkin
General Counsel, Corporate Governance

Enclosure

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In light of the SEC's granting Citigroup's petition to exclude my proposal requesting a report on the Equator Principles for consideration by Citigroup stockholders at the 2007 meeting, I hereby agree to withdraw the proposal I submitted requesting a report on the Equator Principles for the Company's 2008 annual meeting.

____
on behalf of Action Fund Management LLC

Dated: November __, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 12, 2007

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

Dear Ms. Dropkin:

This is in response to your letters dated December 21, 2006 and January 5, 2007 concerning the shareholder proposal submitted to Citigroup by the Free Enterprise Action Fund. We also have received letters on the proponent's behalf dated January 2, 2007 and January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner and General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

December 21, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by The Free Enterprise Action Fund

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by The Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 17, 2007 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(7) promulgated under the Exchange Act.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2007.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Mr. Steven J. Milloy
The Free Enterprise Action Fund

Encls.

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2008 JAN -3 PM 5:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 28, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Citigroup Inc.; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a December 20, 2007 request by Citigroup Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management.LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2008 JAN -3 PM 5:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 28, 2007

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Citigroup Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 20, 2007 request from Citigroup Inc. ("Citigroup") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that Citigroup's request is without merit and that there is no legal or factual basis for Citigroup to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. Corporate action concerning the environment is a significant social policy issue that overcomes the "ordinary business operations" exception.

Corporate action concerning the environment is a significant social policy issue that the Staff has deemed transcends the "ordinary business operations" exception for shareholder proposals. [*See* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

II. Citigroup has acknowledged that the Equator Principles constitute corporate effort to promote environmental protection.

Citigroup states, for example, in its 2006 Corporate Citizenship Report,

> *[The Equator Principles]... helps protect critical natural habitats and discourages the widespread problem of illegal logging.* [Emphasis added]

Contrary to its assertions, Citigroup's implementation of the Equator Principles is expressly an effort to take action to improve the environment.

III. The Proposal does not touch on any aspect of Citigroup's ordinary business operations.

The Proposal requests a report on the environmental impact of Citigroup's implementation of the Equator Principles. The "resolved" and "supporting statements" clearly limit the requested report to the environmental impacts of Citigroup policies. Contrary to Citigroup's assertions, the Proposal does not request any information on Citigroup's credit assessment methodologies or other core management functions.

IV. The Proposal differs materially from that in *Citigroup Inc.* (February 12, 2007).

On February 12, 2007, the Staff granted a request from Citigroup Inc. to exclude a proposal related to the Equator Principles based on the "ordinary business" exception. Learning from that precedent, the current Proposal, however, was crafted to focus exclusively on the environmental impacts of Citigroup's activities and to avoid any inappropriate touching on Citigroup's ordinary business operations.

V. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

VI. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Citigroup's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Citigroup and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Citigroup counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Citigroup or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Citigroup's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Shelley J. Dropkin, Citigroup

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 20, 2007

The proposal requests that Citi prepare a report on how Citi's implementation of the Equator Principles has led to improved environmental and social outcomes in Citi's project finance transactions.

We are unable to concur in your view that Citi may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Citi may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song Brandon

Song Brandon
Attorney-Adviser

END